EXHIBIT 99.30

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release January 21, 2002 Symbol: ORZ.TSX

OREZONE INTERSECTS MORE MINERALIZATION AT SEGA PROJECT
More Drilling to start on several projects

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce the final drill results from a 36 hole 2694m reverse circulation (RC) drill program on its Sega Property, located 200km north of Ouagadougou in Burkina Faso, West Africa. This first pass program was designed to test the entire 2.5km zone characterized by intense sericite alteration with dark smoky-grey quartz vein stockwork. Two of the 36 holes tested the Tiba Zone (8km to the NW of Bakou) where artisanal workers are mining high grade veins. A table of the highlights of the program is attached. Plans and sections can be seen on our website at www.orezone.com/segasections.html

The drilling to date indicates that the Bakou corridor hosts several gold bearing lenses that average 10m in width, with the widest at 20m and have a strike length from 400m to 700m. The next round of drilling will delineate the dimensions and grades of the best mineralized lenses in order to add additional resources to the project. Several parallel zones have also been identified and can significantly add to the current resources. Of most significance, the best portions of the lenses exhibit high grade quartz vein stockwork similar to the deeper sections on the neighbouring Gambo Zone (25m at 12.3gAu/t). This fact combined with the overall persistence of the alteration and deformation within the zone indicates the potential for continuation of resources at depth.

Several trenches were placed over anomalous zones on the Bakou trend and a vein system at Tiba. The Tiba trenches intersected 26m at 0.9 gAu/t and 10m at 2.3 gAu/t. These are significant numbers as typically the drill results to date are an order of magnitude higher than the trenches. Tiba will be drill tested on the next Sega drill program.

In other news, Orezone is planning a 10,000m drill program on its Essakan Project in North Eastern Burkina Faso with its partner Gold Fields Limited. Essakan has been previously quoted to contain resources of 1.5 million ounces at a grade of 2.1 gAu/t. Orezone and Gold Fields have remodelled the resource with the intention of focusing on a higher grade resource. The drilling will commence in a few weeks to test this new model as well as possible extensions to the main orebody. A regional soil sampling program is underway to evaluate 7 high priority target areas. These targets are expected to be drill ready upon completion of the in-fill drilling on the orebody. Gold Fields has an option to earn a 50% interest in Essakan by spending US$8.0 million over 5 years and 60% by completing a bankable feasibility study. Orezone is currently the operator.

Orezone is also planning an additional 6000m of drilling on its other projects where Orezone holds the right to a 100% interest. Drilling will start in early February at the Bondi property where a 4km gold in soil anomaly hosts up to 3 gAu/t material (saprolite). Bondi is adjacent the Golden Hill property in Southwest Burkina Faso where Orezone last intersected 22m at 11.4 gAu/t on the Peksou Zone. The hole ended in 9 gAu/t material and Orezone will follow up this intersection after drilling is completed on the Bondi target. Orezone will drill Bondi, Golden Hill, Bombore, and the Sega projects while work continues with Gold Fields Limited on the Essakan Project.

After consolidating some of the most advanced gold projects in Burkina Faso and committing to an aggressive drilling strategy to increase resources, Orezone has the ingredients to quickly become a gold producer.

Orezone has increased its treasury by $300,000 as a result of the exercising of 500,000 warrants at $0.30 per share and the completion of a non-brokered, non-arms length, flow-through private placement established in early December 2002 at $0.255 per shares for an additional 588,235 shares. Half of these funds will be used to further Orezone’s Canadian projects.

Summary Table of RC Drilling Results from the Bakou and Tiba Zones
Sega Project, Burkina Faso, West Africa

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 Hole ID   Collar   Collar    Collar      Collar    Azimuth   Dip   Depth          From  To   Width  Grade
            EAST    NORTH   UTM Easting     UTM (degree)(degree)      m             m    m      m     g/t
                                         Northing
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BKRC03     -233.4    910      608734      1477346      90     -65    124             73  107      34   2.12
BKRC03                                                                    including  84   89       5   7.50
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BKRC04     -234.5   959.6     608733      1477397      90     -50    108             31   43      12   2.24
BKRC04                                                                               67   71       4   1.19
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BKRC05      -233     860      608737      1477297      90     -50    102             40   48       8   2.79
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BKRC06      -233     810      608738      1477248      90     -50    99               5    8       3   3.17
BKRC06                                                                               30   32       2   1.40
BKRC06                                                                               54   56       2   2.08
BKRC06                                                                               71   73       2   2.41
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BKRC07     -275.3    899      608691      1477335      90     -50    75              54   60       6   1.21
                                                                                     64   70       6   1.45
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BKRC08     -335.4   885.4     608635      1477313      90     -50    102             50   78      28   3.35
                                                                                     82  102      20   1.11
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BKRC09     -168.2   911.4     608802      1477353     270     -50    92              36   45       9   4.08
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BKRC10     -102.8   916.6     608840      1477362      90     -50    80              10   22      12   0.32
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BKRC11     -228.5   1038.4    608735      1477483      90     -50    72              38   48      10   3.09
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BKRC13     -221.4    497      608763      1476950      90     -50    95              24   34      10   0.62
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BKRC14     -212.8   326.2     608783      1476765     270     -50    60              16   22       6   1.76
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BKRC15     -216.7    569      608765      1477918      90     -50    100             16   20       4   2.33
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GB1RC10    -224.9   -217.4    608802      1476226     270     -50    84              42   44       2   1.62
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GB1RC12     -87.1   -615.1    608962      1475834     270     -50    85               2    4       2   4.23
GB1RC12                                                                              42   50       8   1.80
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GB1RC13     -83.2   -580.4    608969      1475870     270     -60    80              24   25       1   3.68
GB1RC13                                                                              29   31       2   1.70
GB1RC13                                                                              35   41       6   0.87
GB1RC13                                                                              49   50       1   2.35
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GB1RC16    -160.1   -621.1    609050      1477141     270     -50    60              28   36       6   1.82
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TB1RC08     -2392  -2256.6    612460      1482945      0      -50    102             50   52       2   3.00
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Note: All values are in near surface oxide material. Samples were collected every 1m or 2m down the hole and analyzed at the Canadian operated Abilab laboratory in Bamako, Mali, a reputable lab for this purpose. A minimum of 10% of the samples is for QA/QC, which include duplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone. Of the 36 holes drilled 17 holes intersected significant mineralization, 10 intersected low grade mineralization and 9 intersected no significant mineralization. A complete table of results and a surface plan of results can be found at Orezone’s website www.orezone.com

For further information please contact:
Ron Little, President
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
email:  info@orezone.com      website:  www.orezone.com